Exhibit 107

Calculation of Filing Fee Tables

SCHEDULE 14A
(Form Type)

GENESIS GROWTH TECH ACQUISITION CORP.
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$21,000,000	(1)	0.0001476	$3,099.60	(2)
Fees Previously Paid	-		-	-
Total Transaction Valuation
Total Fees Due for Filing				$3,099.60
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due				$3,099.60

(1)	The proposed maximum aggregate value of the transaction was calculated based on the acquisition consideration of $21,000,000 pursuant to the Contribution and Business Combination Agreement.

(2)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the current fee rate by the transaction value.